Exhibit 11

Riggs National Corporation
Computation of Per Share Earnings
(In thousands, except per share data)

	Years Ended December 31,

	2003	2002	2001

Basic Earnings Per Share:
Income Available to Commons Shareholders	$979	$13,021	$(23,377)
Weighted-Average Shares Outstanding	28,609,296	28,505,405	28,470,953
Basic EPS	$0.03	$0.46	$(0.82)
Diluted Earnings Per Share:
Income Available to Commons Shareholders	$979	$13,021	$(23,377)
Diluted Weighted-Average Shares Outstanding:
Weighted-Average Shares Outstanding	28,609,296	28,505,405	28,470,953
Weighted-Average Dilutive Effect of Stock Option Plans & Unvested Deferred Stock Awards	967,789	398,794	—
Adjusted Weighted-Average Shares Outstanding	29,577,085	28,904,199	28,470,953
Diluted EPS*	0.03	0.45	(0.82)

* Stock options of 437,532 were not included in the 2001 per share calculation since inclusion would be anti-dilutive.